

November 30, 2023

Mingfei Liu
Chief Operating Officer
U-BX Technology Ltd.
Zhongguan Science and Technology Park
No. 1 Linkong Er Road, Shunyi District, Beijing
People's Republic of China

> **Re: U-BX Technology Ltd.**
> **Amendment No. 15 to Registration Statement on Form F-1**
> **Filed November 17, 2023**
> **File No. 333-262412**

Dear Mingfei Liu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 15 to Registration Statement on Form F-1

Risk Factors
We may fail to protect our intellectual properties, page 48

1. We note that you have removed references to China in this risk factor and removed the statement that you "may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China." Please explain to us the bases for making these revisions.

Dilution, page 63

2. We note the table that summarizes, on a pro forma as adjusted basis as of June 30, 2023, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from you, the total consideration paid and the average price per ordinary share before deducting the estimated commissions to the

Underwriter and the estimated offering expenses payable by you. Explain why 2,000,000 ordinary shares attributable to new investors results in total consideration of $15.0 million using a $5.00 average ordinary price per share. Update the table to reflect the sale of 1,000,000 ordinary shares in October 2023 at the purchase price of $5.00 per share and a total purchase price of $5,000,000.

 Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William S. Rosenstadt